Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
BlueFire Renewables, Inc.

We hereby consent to the use in this Registration Statement on Post-Effective Amendment No. 2 to Form S-1 of our report dated April 7, 2011, relating to the consolidated financial statements of BlueFire Renewables, Inc. and subsidiaries as of December 31, 2010 and 2009 and for the years then ended and for the period from March 28, 2006 (“Inception”) to December 31, 2010 which appear in such Registration Statement.  Our report dated April 7, 2011 contains an explanatory paragraph that states that the Company has negative working capital and significant operating costs expected to be incurred in the next twelve months that raise substantial doubt about its ability to continue as a going concern.

We also consent to the reference to us in the Experts section of the Registration Statement.

/s/ dbbmckennon

Newport Beach, California
June 8, 2011